UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 13, 2017

NOBLE ENERGY, INC.

(Exact name of Registrant as specified in its charter)

Delaware	001-07964	73-0785597
(State or other jurisdiction of incorporation or organization)	Commission File Number	(I.R.S. Employer Identification No.)

1001 Noble Energy Way, Houston, Texas	77070
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (281) 872-3100

(Former name, former address and former fiscal year, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.	Entry Into a Material Definitive Agreement.

On January 13, 2017, Noble Energy, Inc. (the “Company” or “Noble Energy”), Wild West Merger Sub, Inc., a Delaware corporation and indirect wholly owned subsidiary of the Company (“Merger Sub”), NBL Permian LLC, a Delaware limited liability company and indirect wholly owned subsidiary of the Company (“Merger Sub II”), and Clayton Williams Energy, Inc., a Delaware corporation (“CWEI”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which the Company will acquire CWEI in exchange for a combination of shares of common stock, par value $0.01 per share, of the Company (“Noble Energy Common Shares”) and cash. Upon the terms and subject to the conditions of the Merger Agreement, (i) Merger Sub will merge with and into CWEI (the “Merger”), with CWEI continuing as the surviving corporation in the Merger and an indirect wholly owned subsidiary of the Company, and (ii) thereafter, CWEI will merge with and into Merger Sub II, with Merger Sub II continuing as the surviving company and an indirect wholly owned subsidiary of the Company.

Under the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of common stock, par value $0.10 per share, of CWEI (each, a “CWEI Common Share”) issued and outstanding immediately prior to the Effective Time (other than CWEI Common Shares held in treasury and CWEI Common Shares held by stockholders who properly comply in all respects with the provisions of Section 262 of the General Corporation Law of the State of Delaware (“DGCL”) as to appraisal rights) and each unexercised warrant to purchase or otherwise acquire CWEI Common Shares (each, a “CWEI Warrant”) issued and outstanding as of the Effective Time, will be cancelled and extinguished and automatically converted into the right to receive, at the election of the stockholder or warrant holder, as applicable, and subject to proration as described below, one of the following forms of consideration (the “Merger Consideration”):

•	for each CWEI Common Share, one of (i) 3.7222 Noble Energy Common Shares (the “Share Consideration”); (ii)(A) $34.75 in cash (subject to applicable withholding tax), without interest and (B) 2.7874 Noble Energy Common Shares (the “Mixed Consideration”); or (iii) $138.39 in cash (subject to applicable withholding tax), without interest (the “Cash Consideration”); and

•	for each CWEI Warrant, either (i) the Share Consideration in respect of the number of CWEI Common Shares that would be issued upon a cashless exercise of such CWEI Warrant immediately prior to the Effective Time (“Warrant Notional Common Shares”); (ii) the Mixed Consideration in respect of the number of Warrant Notional Common Shares represented by such CWEI Warrant; or (iii) the Cash Consideration in respect of the number of Warrant Notional Common Shares represented by such CWEI Warrant.

The Merger Consideration is subject to proration so that the aggregate Merger Consideration paid in respect of all CWEI Common Shares and CWEI Warrants consists of 75% Noble Energy Common Shares and 25% cash. No fractional Noble Energy Common Shares will be issued in the Merger, and holders of CWEI Common Shares will, instead, receive cash in lieu of fractional Noble Energy Common Shares, if any. The implied value of the aggregate Merger Consideration is $2.7 billion based on the per share closing trading price of Noble Energy Common Shares on January 13, 2017.

At the Effective Time, each share of preferred stock, par value $0.10 per share, of CWEI (each, a “CWEI Preferred Share”) issued and outstanding immediately prior to the Effective Time will be converted into the right to receive cash in an amount equal to $1.00 (subject to any applicable withholding tax), without interest.

Each option to purchase CWEI Common Shares (each, a “CWEI Option”) that is outstanding immediately prior to the Effective Time will vest and be exchanged for the number of Noble Energy Common Shares, rounded down to the nearest whole share, equal to the quotient obtained by dividing (i) the product of (A) the number of CWEI Common Shares subject to the CWEI Option and (B) the amount, if any, by which the per share closing trading price of CWEI Common Shares on the business day immediately before the closing date of the Merger exceeds the exercise price per CWEI Common Share otherwise purchasable pursuant to the CWEI Option immediately prior to the Effective Time by (ii) the average of the closing sale prices of a Noble Energy Common Share as reported on the New York Stock Exchange for the ten consecutive full trading days, ending at the close of trading on the full trading day immediately preceding the date on which the Effective Time occurs. If such calculation results in zero or a negative number, the applicable CWEI Option shall be forfeited for no consideration.

At the Effective Time, the restricted CWEI Common Shares (“CWEI Restricted Share”) outstanding immediately prior to the Effective Time will be converted into a number of restricted Noble Energy Common Shares equal to the number of CWEI Restricted Shares multiplied by the Share Consideration, rounded up to the nearest whole share, and subject to the same vesting, repurchase and other restrictions as the CWEI Restricted Shares.

Each of the Company, Merger Sub and CWEI has made customary representations and warranties and agreed to customary covenants in the Merger Agreement. The Merger is subject to various closing conditions, including but not limited to (i) approval of the Merger Agreement by at least a majority of the outstanding CWEI Common Shares, (ii) the expiration or earlier termination of the waiting period under the Hart–Scott–Rodino Antitrust Improvements Act of 1976, as amended, (iii) the absence of any law, order or injunction prohibiting the Merger, (iv) the accuracy of each party’s representations and warranties, (v) each party’s compliance with its covenants and agreements contained in the Merger Agreement and (vi) that the aggregate number of CWEI Common Shares as to which appraisal rights are exercised does not exceed 10% of the outstanding CWEI Common Shares.

The Merger Agreement contains certain termination rights for both the Company and CWEI, including if the Merger is not consummated by July 17, 2017, and further provides that, upon termination of the Merger Agreement under certain circumstances, CWEI may be required to pay the Company a termination fee equal to $87,000,000.

The Merger Agreement is attached hereto as Exhibit 2.1 and is incorporated into this Item 1.01 by reference. The foregoing summary of the Merger Agreement has been included to provide investors and security holders with information regarding the terms of the Merger Agreement and is qualified in its entirety by the terms and conditions of the Merger Agreement. It is not intended to provide any other factual information about the Company, CWEI or their respective subsidiaries and affiliates. The Merger Agreement contains representations and warranties by each of the parties to the Merger Agreement, which were made only for purposes of the Merger Agreement and as of dates specified therein. The representations, warranties and covenants in the Merger Agreement were made solely for the benefit of the parties to the Merger Agreement; may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company, CWEI or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s or CWEI’s public disclosures.

Support Agreement

Contemporaneously with the execution of the Merger Agreement, the Company, CWEI (solely for certain specified purposes), and certain CWEI stockholders affiliated with Ares Management, LLC (the “Ares Stockholders”) entered into a support agreement (the “Support Agreement”) pursuant to which the Ares Stockholders agreed, among other things, not to exercise or assert any appraisal rights under Section 262 of the DGCL in connection with the Merger. The Ares Stockholders also have agreed, among other things, during the period from January 13, 2017 to and including the date of termination of the Merger Agreement, if any (the “Applicable Period”), to vote all of the CWEI Common Shares and the CWEI Preferred Shares they beneficially own as of the record date of the special meeting held for the purpose of adopting the Merger Agreement (the “Record Date”) (i) in favor of the adoption of the Merger Agreement, (ii) against any alternative proposal, and (iii) against any amendment of CWEI’s certificate of incorporation or by-laws or other proposal or transaction involving CWEI or any of its subsidiaries which amendment or other proposal or transaction would in any manner delay, impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the transactions contemplated by the Merger Agreement or change in any manner the voting rights of any outstanding class of capital stock of CWEI. As of December 31, 2016, the Ares Stockholders owned approximately 35% of the outstanding shares of CWEI.

The Support Agreement is attached hereto as Exhibit 10.1 and is incorporated into this Item 1.01 by reference. The foregoing summary has been included to provide investors and security holders with information regarding the terms of the Support Agreement and is qualified in its entirety by the terms and conditions of the Support Agreement. It is not intended to provide any other factual information about the parties or their respective subsidiaries and affiliates. The Support Agreement contains representations and warranties by each of the parties to the Support Agreement, which were made only for purposes of the Support Agreement and as of specified dates. The representations, warranties and covenants in the Support Agreement were made solely for the benefit of the parties to the Support Agreement; may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Support Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Support Agreement, which subsequent information may or may not be fully reflected in the Company’s or CWEI’s public disclosures.

Non-Dissent Agreements

Contemporaneously with the execution of the Merger Agreement, the Company and CWEI (solely for certain specified purposes) entered into agreements not to dissent (the “Non-Dissent Agreements”) with Clayton W. Williams, Jr. and The Williams Children’s Partnership Ltd., each a stockholder of CWEI (together, the “Non-Dissenting Parties”), pursuant to which the Non-Dissenting Parties agreed, among other things, not to exercise or assert any appraisal rights under Section 262 of the DGCL in connection with the Merger. The Non-Dissenting Parties also have agreed, among other things, during the Applicable Period, to vote all of the CWEI Common Shares they beneficially own as of the Record Date against any alternative proposals and against any amendment of CWEI’s certificate of incorporation or by-laws or other proposal or transaction involving CWEI or any of its subsidiaries, which amendment or other proposal or transaction would in any manner delay, impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the transactions contemplated by the Merger Agreement or change in any manner the voting rights of any outstanding class of capital stock of CWEI. If the Merger Agreement is terminated by Parent in certain circumstances, including if the CWEI stockholders do not adopt the Merger Agreement, then the term of the Applicable Period under the Non-Dissent Agreements will be extended for an additional 180 days following the termination of the Merger Agreement.

The Non-Dissent Agreements are attached hereto as Exhibits 10.2 and 10.3, respectively, and are incorporated into this Item 1.01 by reference. The foregoing summary has been included to provide investors and security holders with information regarding the terms of the Non-Dissent Agreements and are qualified in their entirety by the terms and conditions of the Non-Dissent Agreements. It is not intended to provide any other factual information about the parties or their respective subsidiaries and affiliates. The Non-Dissent Agreements contain representations and warranties by each of the parties to the Non-Dissent Agreements, which were made only for purposes of the Non-Dissent Agreements and as of specified dates. The representations, warranties and covenants in the Non-Dissent Agreements were made solely for the benefit of the parties to the Non-Dissent Agreements; may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Non-Dissent Agreements instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Non-Dissent Agreements, which subsequent information may or may not be fully reflected in the Company’s or CWEI’s public disclosures.

Item 7.01	Regulation FD Disclosure.

On January 16, 2017, the Company and CWEI issued a joint press release announcing the execution of the Merger Agreement. A copy of the press release is attached hereto as Exhibit 99.1. In addition, the Company provided supplemental information regarding the proposed transaction in connection with presentations to analysts and investors. A copy of the investor presentation is attached hereto as Exhibit 99.2. The Company also provided supplemental information regarding the proposed transaction to employees of the Company. A copy of the email to the Company’s employees announcing the proposed transaction is attached hereto as Exhibit 99.3.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

2.1	Agreement and Plan of Merger, dated as of January 13, 2017, by and among Noble Energy Inc., Wild West Merger Sub Inc., NBL Permian LLC, and Clayton Williams Energy, Inc.*

10.1	Support Agreement, dated as of January 13, 2017, by and among certain stockholders affiliated with Ares Management, LLC, Noble Energy, Inc., and solely for certain purposes specified therein, Clayton Williams Energy, Inc.

10.2	Agreement Not to Dissent, dated as of January 13, 2017, by and among Clayton W. Williams, Jr., Noble Energy, Inc., and solely for certain purposes specified therein, Clayton Williams Energy, Inc.

10.3	Agreement Not to Dissent, dated as of January 13, 2017, by and among The Williams Children’s Partnership, Ltd., Noble Energy, Inc., and solely for certain purposes specified therein, Clayton Williams Energy, Inc.

99.1	Press Release dated January 16, 2017, announcing entry into the Merger Agreement.

99.2	Investor Presentation, dated January 17, 2017.

99.3	Email to Noble Energy employees, dated January 16, 2017.

* This filing excludes schedules and exhibits pursuant to Item 601(b)(2) of Regulation S-K, which the registrant agrees to furnish supplementally to the Securities and Exchange Commission upon its request.

INFORMATION FURNISHED

The information in Item 7.01 and Exhibits 99.1-99.3 of this Form 8-K is being furnished, not filed. Accordingly, the information will not be incorporated by reference into any registration statement filed by the Company under the Securities Act of 1933, as amended, unless specifically identified as being incorporated by reference therein.

Forward Looking Statements

This filing contains certain "forward-looking statements" within the meaning of federal securities laws. Words such as "anticipates", "believes," "expects", "intends", "will", "should", "may", and similar expressions may be used to identify forward-looking statements. Forward-looking statements are not statements of historical fact and reflect Noble Energy's and Clayton Williams' current views about future events. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Noble Energy and Clayton Williams, including future financial and operating results, Noble Energy's and Clayton Williams' plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts, including estimates of oil and natural gas reserves and resources, estimates of future production, assumptions regarding future oil and natural gas pricing, planned drilling activity, future results of operations, projected cash flow and liquidity, business strategy and other plans and objectives for future operations. No assurances can be given that the forward-looking statements contained in this filing will occur as projected and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation, the ability to obtain the requisite Clayton Williams shareholder approval; the risk that Clayton Williams or Noble Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger, the risk that a condition to closing of the merger may not be satisfied, the timing to consummate the proposed merger, the risk that the businesses will not be integrated successfully, the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected, disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers, the diversion of management time on merger-related issues, the volatility in commodity prices for crude oil and natural gas, the presence or recoverability of estimated reserves, the ability to replace reserves, environmental risks, drilling and operating risks, exploration and development risks, competition, government regulation or other actions, the ability of management to execute its plans to meet its goals and other risks inherent in Noble Energy's and Clayton Williams' businesses that are discussed in Noble Energy's and Clayton Williams' most recent annual reports on Form 10-K, respectively, and in other Noble Energy and Clayton Williams reports on file with the Securities and Exchange Commission (the "SEC"). These reports are also available from the sources described above. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Noble Energy undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

This filing also contains certain historical and forward-looking non-GAAP measures of financial performance that management believes are good tools for internal use and the investment community in evaluating Noble Energy's overall financial performance. These non-GAAP measures are broadly used to value and compare companies in the crude oil and natural gas industry. Please also see Noble Energy's website at www.nobleenergyinc.com under "Investors" for reconciliations of the differences between any historical non-GAAP measures used in this presentation and the most directly comparable GAAP financial measures. The GAAP measures most comparable to the forward-looking non-GAAP financial measures are not accessible on a forward-looking basis and reconciling information is not available without unreasonable effort.

The SEC requires oil and gas companies, in their filings with the SEC, to disclose proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. The SEC permits the optional disclosure of probable and possible reserves, however, we have not disclosed our probable and possible reserves in our filings with the SEC. We use certain terms in this presentation, such as "discovered unbooked resources", "resources", "risked resources", "recoverable resources", "unrisked resources", "unrisked exploration prospectivity" and "estimated ultimate recovery" (EUR). These estimates are by their nature more speculative than estimates of proved, probable and possible reserves and accordingly are subject to substantially greater risk of being actually realized. The SEC guidelines strictly prohibit us from including these estimates in filings with the SEC. Investors are urged to consider closely the disclosures and risk factors in our most recent Form 10-K and in other reports on file with the SEC, available from Noble Energy's offices or website, www.nobleenergyinc.com.

Additional Information And Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger between Noble Energy and Clayton Williams, Noble Energy will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of Clayton Williams that also constitutes a prospectus of Noble Energy. Clayton Williams will mail the proxy statement/prospectus to its shareholders. This document is not a substitute for any prospectus, proxy statement or any other document which Noble Energy or Clayton Williams may file with the SEC in connection with the proposed transaction. Noble Energy and Clayton Williams urge Clayton Williams investors and shareholders to read the proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from Noble Energy's website (www.nobleenergyinc.com) under the tab "Investors" and then under the heading "SEC Filings." You may also obtain these documents, free of charge, from Clayton Williams' website (www.claytonwilliams.com) under the tab "Investors" and then under the heading "SEC Filings."

Participants In The Merger Solicitation

Noble Energy, Clayton Williams, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Clayton Williams shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Clayton Williams shareholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about Noble Energy's executive officers and directors in its definitive proxy statement filed with the SEC on March 11, 2016. You can find information about Clayton Williams' executive officers and directors in its definitive proxy statement filed with the SEC on April 28, 2016. Additional information about Noble Energy's executive officers and directors and Clayton Williams' executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from Noble Energy and Clayton Williams using the contact information above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NOBLE ENERGY, INC.

Date: January 17, 2017
	By:	/s/ Arnold J. Johnson
Arnold J. Johnson
Senior Vice President, General Counsel & Secretary

INDEX TO EXHIBITS

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of January 13, 2017, by and among Noble Energy Inc., Wild West Merger Sub Inc., NBL Permian LLC, and Clayton Williams Energy, Inc.*

10.1	Support Agreement, dated as of January 13, 2017, by and among certain stockholders affiliated with Ares Management, LLC, Noble Energy, Inc., and solely for certain purposes specified therein, Clayton Williams Energy, Inc.

10.2	Agreement Not to Dissent, dated as of January 13, 2017, by and among Clayton W. Williams, Jr., Noble Energy, Inc., and solely for certain purposes specified therein, Clayton Williams Energy, Inc.

10.3	Agreement Not to Dissent, dated as of January 13, 2017, by and among The Williams Children’s Partnership, Ltd., Noble Energy, Inc., and solely for certain purposes specified therein, Clayton Williams Energy, Inc.

99.1	Press Release dated January 16, 2017, announcing entry into the Merger Agreement.

99.2	Investor Presentation, dated January 17, 2017.

99.3	Email to Noble Energy employees, dated January 16, 2017.

* This filing excludes schedules and exhibits pursuant to Item 601(b)(2) of Regulation S-K, which the registrant agrees to furnish supplementally to the Securities and Exchange Commission upon its request.